Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROVISION OF GUARANTEE FOR SUBSIDIARIES AND RELEVANT AUTHORIZATION TO THE BOARD AND THE SHARE ISSUE MANDATE, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Swissotel Beijing, Hong Kong Macau Center, 2 Dongzhimen North Street, Dongcheng District, Beijing, the PRC on 5 June 2018 at 9 a.m. is set out on pages 10 to 13 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

18 April 2018

- i -

    DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 5 June 2018 at Swissotel Beijing, Hong Kong Macau Center, 2 Dongzhimen North Street, Dongcheng District, Beijing, the PRC

“AGM Notice”	the notice of the AGM as set out on pages 10 to 13 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限 公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

    DEFINITIONS

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

    LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Wang Yilin (Chairman)	World Tower
Zhang Jianhua (Vice Chairman)	16 Andelu
Yu Baocai	Dongcheng District
Liu Yuezhen	Beijing 100011
Liu Hongbin	PRC
Duan Liangwei
Qin Weizhong	Office Address:
Hou Qijun	9 Dongzhimen North Street
Lin Boqiang*	Dongcheng District
Zhang Biyi*	Beijing 100007
Elsie Leung Oi-sie*	PRC
Tokuchi Tatsuhito*
Simon Henry*

*	Independent non-executive Directors

18 April 2018

To the Shareholders

Dear Sirs,

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board (as defined below) and the Share Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

    LETTER FROM THE BOARD

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND RELEVANT AUTHORIZATION TO THE BOARD

In order to improve the efficiency in guarantee and credit businesses while controlling the risks in external guarantees, the Group has formed an overall arrangement on the provision of guarantee for the subsidiaries of the Company (the “Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board”).

According to the needs for routine production and operation, the Group intends to provide guarantees to the following subsidiaries in 2018, with an aggregate amount of approximately RMB318 billion, including (i) RMB104.3 billion of bank credit guarantee by means of letter of guarantee, banker’s acceptance, and letter of credit, (ii) RMB197 billion of parent company guarantees for project performance, and (iii) RMB16.7 billion of parent company guarantees for debt financing. The table below sets out the details:

Unit: RMB10,000

				Guarantee
Type	No.	The Guarantor	The Guaranteed	Amount
Credit guarantee	1	The Company	PetroChina International Co., LTD and its wholly-owned subsidiaries	9,740,549
	2	The Company	Arrow Energy Holdings PTY Ltd.	201,632
	3	The Company	PetroChina Fuel Oil Company Limited and its subsidiaries	144,000
	4	The Company	PetroChina Canada Ltd.	90,200
	5	The Company	PetroDaqing (Hong Kong) Company Limited	80,000
	6	Kunlun Energy Company Limited	PetroChina (Manchuria) Kunlun Gas Limited	70,000
	7	The Company	PetroChina Yunnan Petrochemical Company Limited	52,000
	8	Kunlun Energy Company Limited	Hainan CNPC Shennan Energy Co., Ltd.	15,000
	9	The Company	PetroChina Halfaya FZCO	10,000
	10	The Company	Weite Petroleum Co., Ltd.	5,000
	11	The Company	Daqing Oilfield Engineering Co., Ltd.	5,000
	12	The Company	SAPET DEVELOPMENT PERU INC. SUCURSAL DEL PERU	4,877
	13	The Company	Panjin PetroChina Liaohe Bitumen Co., Ltd.	4,500
	14	The Company	PT ENERGY JAMBI INDONESIA	2,536
	15	The Company	Controlling subsidiaries of PetroChina International Co., LTD	600
	16	The Company	Liaoning Liaohe Oilfield Engineering Construction Supervision Co. Ltd.	500

    LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	Amount
	17	The Company	CNPC INTERNATIONAL (CANADA) LTD.	364
	18	The Company	PetroChina Investment Overseas (Australia) Limited	308

		Subtotal		10,427,066

Performance guarantee	1	The Company	PetroChina Investment Overseas (Middle East) Limited	12,555,970
	2	PetroChina International Co., LTD	PetroChina International Co., LTD and its overseas wholly-owned subsidiaries	2,564,924
	3	CNODC International Holding Limited	CNPC PERU S.A.	2,024,883
	4	PetroChina International Co., LTD	PetroIneos Trading Limited	1,569,516
	5	The Company	PetroChina International Co., LTD	420,000
	6	CNODC International Holding limited	PetroChina Investment Overseas (Australia) Limited	354,481
	7	PetroChina International (Hong Kong) Co., LTD	SPC (Hong Kong) Limited	140,000
	8	PetroChina Fuel Oil Company Limited	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	30,000
	9	PetroChina Fuel Oil Company Limited	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	24,000
	10	PetroChina Fuel Oil Company Limited	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000

		Subtotal		19,698,774

Financing guarantee	1	Daqing Oilfield Co., Ltd.	PetroDaqing (Hong Kong) Company Limited	525,868
	2	Trans-Asia Gas Pipeline Company Limited	Trans-Asia Gas Pipeline (Hong Kong) Company Limited	416,220

    LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	Amount
	3	Kunlun Energy Company Limited	PetroChina Jiangsu LNG Co., Ltd	150,000
	4	CNODC International Holding limited	Forever Glowing International Pte. Ltd	138,740
	5	CNODC International Holding limited	CNPC PERU S.A.	124,866
	6	Kunlun Energy Company Limited	Kunlun Energy Investment (Shandong) Co., Ltd.	102,000
	7	China Nature Gas Co., Ltd.	China Nature Gas (Ansai) Co., Ltd.	50,000
	8	Xinjiang Xinjie Co., Ltd.	Kunlun Energy LNG Co., Ltd., Huanggang, Hubei	45,000
	9	Kunlun Energy Company Limited	Hainan CNPC Shennan Oil Technology Development Co. Ltd.	40,000
	10	Kunlun Energy Company Limited	Xinjiang Xinjie Co., Ltd.	38,800
	11	China Nature Gas Co., Ltd.	China Nature Gas (Guang’an) Co., Ltd.	28,500
	12	Kunlun Energy Company Limited	PetroChina Tianjin Gas Pipeline Co., Ltd.	5,000
	13	China Nature Gas Co., Ltd., Guizhou	China Nature Gas Co., Ltd.	4,316
	14	PetroChina Kunlun Gas Limited	PetroChina Kunlun Gas (Guangrao) Limited	3,000
		Subtotal		1,672,310

		Total		31,798,150

The above guarantees to be provided by the Company and its subsidiaries are arranged according to the current business demands. In the event of any possible change, within the total amount of guarantees that a single guarantor provides to the entities to be guaranteed under the guarantee plan, such guarantor can adjust the guarantee amount to any of the entities to be guaranteed, or provides guarantee to any possible entities to be guaranteed outside the guarantee plan.

    LETTER FROM THE BOARD

It is estimated that the aggregate external guarantees to be provided by the Company and its subsidiaries in 2018 will amount to RMB318 billion, all of which will be provided to the subsidiaries of the Company. This amount of the aggregate external guarantees accounts for 23% of audited net assets of the Company as at 31 December 2017.

According to the Shanghai Listing Rules, for a listed company which intends to provide guarantees to the entities to be guaranteed with debt to asset ratio exceeds 70%, such guarantee plan is subject to approval by the Shareholders in a general meeting. The debt to asset ratio of some entities to be guaranteed under the Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board exceed 70%. Therefore, it is subject to approval by the Shareholders in a general meeting.

The guarantees in the Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board will not individually or collectively constitute a notifiable transaction or a connected transaction of the Company under the Hong Kong Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Listing Rules.

This resolution was approved by the Board on 22 March 2018. In accordance to the Shanghai Listing Rules and Articles of Association, an ordinary resolution will be proposed at the AGM to approve the plan for guarantees to be provided to subsidiaries of the Company with an aggregate amount of RMB318 billion, and authorize the Board to consider and approve the matters relating to Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board.

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 8 June 2017, a general mandate was given to the Board to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Board that during the period as permitted under the general mandate and in accordance with the status quo of the market, to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM, to make any proposals, enter into any agreements or grant any share options or conversion rights with this regard and to determine the terms and conditions of the issue (the “Share Issue Mandate”). The Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares (H Shares) under the Share Issue Mandate, and is not required to convene class meetings of the Shareholders in respect of any issue of domestic shares (A Shares) under the Share Issue Mandate. However, notwithstanding the Board has been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares (A Shares) if such approval is required pursuant to the relevant PRC laws and regulations.

        LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

The AGM will be held at 9 a.m. on 5 June 2018 at Swissotel Beijing, Hong Kong Macau Center, 2 Dongzhimen North Street, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board by way of ordinary resolution, and the proposed Share Issue Mandate by way of special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 10 to 13 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on 6 May 2018 (Sunday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 6 May 2018 to 5 June 2018 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

    LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe Provision of Guarantee for Subsidiaries and Relevant Authorization to the Board and the Share Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wang Yilin
Chairman

    NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2017

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2017 will be held at 9 a.m. on 5 June 2018 at Swissotel Beijing, Hong Kong Macau Center, 2 Dongzhimen North Street, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2017;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2017;

3.	To consider and approve the Financial Report of the Company for the year 2017;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2017 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2018;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2018 and to authorise the Board of Directors to determine their remuneration;

7.	To consider and approve the guarantees to be provided to the subsidiaries of the Company and relevant authorization to the Board of Directors;

    NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

8.	To consider and, if thought fit, to pass the following as special resolution:

“THAT:

(a)	Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the Articles of Association of the Company, the Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company in accordance with the status quo of the market during the relevant period, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares (A Shares) or overseas listed foreign shares (H Shares) issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 20% of each of existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing of this resolution at this annual general meeting.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2017 annual general meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period following the passing of this resolution at the 2017 annual general meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

    NOTICE OF ANNUAL GENERAL MEETING

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and make such amendments to the Articles of Association of the Company in due course as it thinks fit so as to reflect the new capital structure and the new registered share capital of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual status of the capital structure of the Company after completion of such issuance.

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares under the general mandate so long as the same does not contravene laws, regulations, regulatory rules of the places where the Company is listed, or the Articles of Association of the Company.

(g)	The Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and other relevant PRC government authorities are obtained.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

18 April 2018

    NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Important: You should first review the annual report of the Company for the year 2017 before appointing a proxy. The annual report for the year 2017 is expected to be despatched to Shareholders on or before 30 April 2018 to the addresses as shown in the register of members of the Company. The annual report for the year 2017 will include the ordinary resolutions (1) to (4) above for review by the shareholders of the Company (the “Shareholders”).

2.	The register of members of H Shares of the Company will be closed from Sunday, 6 May 2018 to Tuesday, 5 June 2018 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 4 May 2018. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Sunday, 6 May 2018 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2017, which is expected to be despatched to the Shareholders on or before 30 April 2018.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Tuesday, 15 May 2018 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

    NOTICE OF ANNUAL GENERAL MEETING

9.	As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.